Mail Stop 6010

November 7, 2008

Skystar Bio-Pharmaceutical Company
c/o Paracorp Incorporated
318 North Carson Street #208
Carson City, NV 89701

      Re: **Skystar Bio-Pharmaceutical Company**
              Registration Statement on Form S-1/A
              Filed October 28, 2008
              File No. 333-150695

Dear Sir or Madam:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1/A

Cover Page

1. We note that you have not included a bona fide price range for this offering and instead, you are selling the shares of common stock offered under this registration statement at the market price. Please supplementally provide us with a detailed analysis as to why you believe there is a sufficient trading market for your common stock in order to offer and sell your common stock without a bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. Absent a market price, disclosing that the shares would be sold at market does not satisfy this Item requirement. Please include in this analysis a statement of the average trading volume of your stock over the past week, month, 3 month and 6 month periods.

2. It appears from your disclosure on the filing cover page that there are 351,563 shares in the underwriter's over-allotment option. Accordingly, please revise your disclosure throughout the filing to so indicate.

Use of Proceeds, page 23

3. We note that you disclose that the public offering price of the common stock offered under this registration statement will be based on the closing market price of the stock immediately prior to the closing of the offering. Please indicate the order of priority of your use of proceeds and discuss your plans if your market price drops and substantially less than the maximum proceeds are obtained.   See Instruction 1 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition And Results of Operations, page 44

Critical Accounting Policies, page 44

Accounts Receivable, page 45

4. We have reviewed your response to our prior comment number five and ask that you revise your disclosure to include the following information:

    *   Quantify the normal credit terms extended to your customers, and how that timeframe changed during the periods presented, as discussed in your response;
    *   Disclose the aging of your accounts receivable; and
    *   State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is ultimately written off.

Liquidity, page 53

Nine Months Period Ended September 30, 2008, page 53

5. Please elaborate on your explanation of material changes in financial statement line items, such as inventory, accounts receivable and deposits and prepaid expenses. Provide quantitative disclosures about the source of such changes.

Underwriting and Plan of Distribution, page 66

Foreign Regulatory Restrictions on Purchase of the Common Stock, page 69

6. Please revise your disclose in this section to clarify that you are offering shares of common stock, not units.

Exhibits

7. It appears that you have filed as Exhibit 10.6 the form of 12-month lock-up agreement filed with the Form S-1/A on August 21, 2008. That lock-up agreement is with Jesup & Lamont Securities Corp and is for a period of 12 months. This is not consistent with your description of the lock-up agreement on page 67. Please revise to file the correct agreement accordingly.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin K. Leung, Esq.
        Ryan S. Hong, Esq.
        Francis Y.L. Chen, Esq.
        RICHARDSON & PATEL LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, California 90024